UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 10, 2024 (May 8, 2024)

Everest Consolidator Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-41100	86-2485792
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4041 MacArthur Blvd Newport Beach, California		92660
(Address of Principal Executive Offices)		(Zip Code)

(949) 610-0835

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one Warrant	MNTN.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	MNTN	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	MNTN.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

IMPORTANT NOTICES

Additional Information and Where to Find It

This communication relates to the proposed Business Combination (as defined in the Current Report on Form 8-K filed with the SEC on May 22, 2023) between Everest Consolidator Acquisition Corporation (the “Company”) and Unifund Financial Technologies, Inc., a Delaware corporation (“New PubCo”), Unifund Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of New PubCo, Unifund Holdings, LLC, a Delaware limited liability company (“Holdings”), Credit Card Receivables Fund Incorporated, an Ohio corporation (“CCRF”), USV, LLC, an Ohio limited liability company (“USV” and, together with Holdings and CCRF, the “Target Companies”), and Everest Consolidator Sponsor, LLC, a Delaware limited liability company.

In connection with the Business Combination, New PubCo has filed a registration statement on Form S-4 (File No. 333-273362) relating to the Business Combination with the SEC (as may be amended or supplemented from time to time, the “Registration Statement”), which includes a proxy statement/prospectus that will be sent to all of the Company’s stockholders in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders regarding the proposed Business Combination and related matters, as is described in the Registration Statement, and including a prospectus relating to, among other things, the securities to be issued by New PubCo in connection with the proposed Business Combination. Each of New PubCo and the Company will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC BY THE COMPANY OR NEW PUBCO IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company or New PubCo through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at www.belayoneverest.com or by written request to the Company at Everest Consolidator Acquisition Corporation, 4041 MacArthur Boulevard, 4th Floor, Newport Beach, California 92660.

Item 1.01.	Entry into a Material Definitive Agreement.

The disclosure contained in Item 2.03 is incorporated by reference in this Item 1.01.

Sponsor Commitment Letter

On May 8, 2024, Everest Consolidator Sponsor, LLC (the “Sponsor”) executed a written commitment (the “Commitment Letter”) to the Company to pay any amount that the Company is unable to pay that is owed by the Company to the Internal Revenue Service with respect to federal income tax obligations or to the Division of Corporations of the State of Delaware with respect to franchise tax obligations, including upon and following a liquidation of the Trust Account, as a result of the Company’s use of the Withdrawn Trust Funds (as defined in the Company’s Form 10-Q/A for the quarter ended September 30, 2023), restricted for payment of such tax liabilities, for general corporate purposes.

The Commitment Letter is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The disclosure set forth in this Item 1.01 is intended to be a summary only and is qualified in its entirety by reference to the Commitment Letter.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Third A&R Promissory Note

On May 10, 2024, the Company and the Sponsor amended and restated the unsecured promissory note issued by the Company to the Sponsor, dated May 7, 2023, as amended by that certain Amended and Restated Promissory Note dated as of December 7, 2023 and as further amended by that certain Second Amended and Restated Promissory Note dated as of March 26, 2024 (the “Third A&R Promissory Note”), to (i) increase the principal amount of the Third A&R Promissory Note that may be drawn upon by the Company up to $4,500,000 and (ii) amend the maturity date to the earlier of (x) the closing of the Company’s business combination pursuant to that certain Business Combination Agreement, dated May 19, 2023, by and among the Company and the parties thereto or (y) August 28, 2024.

The Third A&R Promissory Note is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference. The disclosure set forth in this Item 2.03 is intended to be a summary only and is qualified in its entirety by reference to the Third A&R Promissory Note.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description of Exhibits

10.1	Commitment Letter, dated May 8, 2024, by Everest Consolidator Sponsor LLC to Everest Consolidator Acquisition Corporation.

10.2	Third Amended and Restated Promissory Note, dated May 10, 2024, issued by Everest Consolidator Acquisition Corporation to Everest Consolidator Sponsor, LLC.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Everest Consolidator Acquisition Corporation

Date: May 10, 2024	By:	/s/ Adam Dooley
	Name:	Adam Dooley
	Title:	Chief Executive Officer